1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11,Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the 2012 3Q earnings results as follows:

1. Agenda

•	2012 3Q Earnings Results

•	Q&A Session

2. Date and Time

November 6, 2012, 4:00 PM (Seoul Time)

3. Place

Conference Room, SK Telecom

4. Participants

Analysts and Institutional Investors

5. Web-casting Audio Service

Those of you who would like to listen real-time or archived of the call, please access our IR website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

By:	/s/ Soo Cheol Hwang
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: October 30, 2012

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